Exhibit (d)(2)(iv)

Vaughan Nelson Value Opportunity Fund

Amendment No. 1 to the Sub-Advisory Agreement

(Vaughan Nelson Investment Management, L.P.)

July 1, 2015

Pursuant to Section 11 of the Sub-Advisory Agreement (the “Agreement”) dated October 31, 2008 among Natixis Funds Trust II, a Massachusetts business trust (the “Trust”), with respect to its Vaughan Nelson Value Opportunity Fund series (the “Series”), NGAM Advisors, L.P. (formerly Natixis Asset Management Advisors, L.P.), a Delaware limited partnership (the “Manager”), and Vaughan Nelson Investment Management, L.P., a Delaware limited partnership (the “Sub-Adviser”), the Agreement is hereby amended by deleting Section 7 and replacing it with the following:

7. Compensation of the Sub-Adviser. As full compensation for all services rendered, facilities furnished and expenses borne by the Sub-Adviser hereunder, the Sub-Adviser shall be paid at the annual rate of 0.50% on the first $1.5 billion of the average daily net assets and 0.47% of its average daily net assets in excess of 1.5 billion. Such compensation shall be paid by the Trust (except to the extent that the Trust, the Sub-Adviser and the Manager otherwise agree in writing from time to time). Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Manager is paid by the Series pursuant to the Advisory Agreement.

NGAM ADVISORS, L.P.
By:	NGAM Distribution Corporation, its general partner

By:	/s/ David L. Giunta
Name:	David L. Giunta
Title:	President and Chief Executive Officer

VAUGHAN NELSON INVESTMENT MANAGEMENT, L.P.
By:	Vaughan Nelson Investment Management, Inc., its general partner

By:	/s/ Christopher D. Wallis
Name:	Christopher D. Wallis
Title:	CEO/CIO

NATIXIS FUNDS TRUST II
On behalf of its Natixis Vaughan Nelson Value Opportunity Fund series

By:	/s/ Davis L. Giunta
Name:	David L. Giunta
Title:	President and Chief Executive Officer